UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                       Form 20-F    ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description February 2022 Operational Update dated 07 March 2022

Press Release

07 March 2022

Argo Blockchain PLC

("Argo" or "the Company")

February 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for February 2022.

During the month of February, Argo mined 135 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 172 BTC in January 2022. This reduction of BTC mined during February is primarily due to record high global hashrate and subsequent network difficulty increase. Additionally, the Company's facilities in Mirabel and Baie Comeau, Quebec were subject to significant curtailment due to cold winter conditions, as were the Company's hosted machines at Core Scientific's facility in North Dakota. This curtailment exemplifies how cryptocurrency mining facilities can be used to stabilise North America's electrical grid by reducing energy consumption during times of peak demand. Argo, like other crypto miners, has agreements to access lower electricity prices with suppliers in return for limiting usage in periods of peak demand.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in February amounted to £4.15 million [$5.58m*] (January 2022: £5.26 million [$7.10 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 71% for the month of February (January 2022: 74%).

At the end of February, the Company owned 2,685 Bitcoin, of which 246 were BTC equivalents.

Intel Supply Agreement

The Company is also pleased to announce it has signed a supply agreement with Intel Corporation to purchase Intel's new blockchain accelerator. The Company has pro-rata allocation rights to purchase a supply of the Intel units, with delivery anticipated to begin in the second half of 2022.

The Company expects to announce more details in the coming months, including the anticipated future increase in the Company's hashrate from this supply agreement.

Helios Mining Facility Update

The Company is also pleased to provide the following update on the construction of its 200 MW flagship cryptocurrency mining facility, Helios, in Dickens County, Texas. The Company announces that it has placed an order with PA Transformer for four additional Main Power Transformers which will provide an additional 600 MW of total power to Argo's Helios facility. They are identical in specification to the initial order of transformers the Company is currently installing on site, and will be delivered in Q1 and Q2, 2023.

Peter Wall, Chief Executive of Argo and interim Chairman, said: "During February, we have experienced exceptional weather conditions and are hopeful that these are behind us. Regardless of this, we have continued to ensure that Argo is set to grow and deliver on its intended objectives for the forthcoming year. The Company's recent appointment of Raghav Chopra as an independent non-executive director, continued progress with construction of the Helios facility, and the supply agreement we have signed with Intel are testaments to the fact that we are on the right track to achieving our goals for the year."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of January 2022 and February 2022.

	Month Ended 31 January 2022		Month Ended 28 February 2022
	£	$	£	$
Gross (loss)/profit¹	(13,204,218)	(17,832,213)	11,383,225	15,372,973
Gross Margin	(251%)	(251%)	276%	276%
Depreciation of mining equipment	1,284,142	1,734,226	1,287,252	1,738,426
Charge in fair value of digital currencies	15,460,310	20,879,051	(9,380,856)	(12,668,786)
Realised loss/(gain) on sale of digital currencies	331,171	447,244	(377,028)	(509,174)

Mining Profit	3,871,405	5,228,308	2,912,593	3,933,439
Bitcoin and Bitcoin Equivalent Mining Margin	74%	74%	71%	71%
(1) Due to favourable changes in the fair value of Bitcoin and Bitcoin Equivalents in February 2022 there was a gross profit. January 2022 resulted in a gross loss due to unfavourable changes in the fair value of digital currencies.
* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Forward-Looking Information

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel